Exhibit 99.2

ZenaTech’s ZenaDrone Subsidiary Will Showcase its Drones to US Defense Potential Customers at Major Upcoming Conferences

(Vancouver, British Columbia-April 29, 2025) — ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) ("ZenaTech"), a technology company specializing in AI (Artificial Intelligence) drone, Drone as a Service (DaaS), enterprise SaaS, and Quantum Computing solutions, announces today it will showcase its ZenaDrone 1000 and IQ series drones as an exhibitor at several prominent upcoming US defense and technology conferences starting this week. These events will be an important opportunity to engage one-on-one with potential customers, key stakeholders, and industry leaders across the US military and government sectors as well as in the mining sector.

Conference Details:

Modern Day Marine: Recognized as the largest military equipment, systems, services, and technology expositions exclusively targeted to Marine Corps, Department of Defense (DoD) Officials, and authorized industry partners. The event will attract over 9000 attendees and 350 exhibitors highlighting the latest innovations shaping future warfighting and drone capabilities.

Date and Venue: April 29 - May 1, 2025, | Walter E. Washington Convention Center, Washington, D.C. ZenaDrone is in booth # 2263.

XPONENTIAL by AUVSI: The annual conference of the Association of Uncrewed Vehicle Systems International, the industry association driving the future of autonomous systems. It features over 8500 attendees from defense, government, law enforcement and commercial industries there to meet with drone companies and explore advanced technology, evolving regulations, and the future of drones.

Date and Venue: May 19 - May 22, 2025 | George R. Brown Convention Center, Houston, TX. ZenaDrone is in booth #3800.

CIM CONNECT Convention + Expo 2025: This premier international event of the Canadian Institute of Mining, Metallurgy and Petroleum consists of three days of immersive learning and knowledge sharing for over 7000 industry executives focusing on the evolving role of sustainable practices, circularity, and technological advancements. Drones enhance mining operations by improving surveying, monitoring, safety, environmental management, and blast planning while reducing risks and operational costs.

Date and Venue: May 4 – 7, 2025 | Montréal Convention Centre, Montréal, QC. ZenaDrone is in booth #2604B

ZenaDrone is a member of AUVSI, the international association of drone companies that administers the Green UAS certification, considered a first step to be on the vendor-approved list to sell to government, law enforcement, and many commercial customers and branches of the military. The company is currently preparing to apply for its ZenaDrone 1000 and IQ series drones; this certification ensures drones meet required cybersecurity and supply chain requirements. Following this, ZenaDrone will apply for the Blue UAS certification, a more stringent requirement to sell directly to the US DoD branches and military agencies that ensures drone solutions meet the highest cybersecurity and country of origin standards which includes non-Chinese manufacturing requirements.

ZenaDrone previously completed two paid trials using its drone products with the US Air Force and the US Navy Reserve for logistics and transportation applications carrying critical cargo, such as blood, in the field. ZenaTech previously announced that ZenaDrone’s supply chain will be NDAA (National Defense Authorization Act) compliant through manufacturing its component parts and cameras at its Spider Vision Sensors company established in Taiwan, and it plans to manufacture its US DoD-destined drones at ZenaDrone’s manufacturing facility in Arizona.

The ZenaDrone 1000 is an autonomous multifunction drone offering stable flight, maneuverability, heavy lift capabilities, innovative software technology, sensors, AI, and purpose-built attachments, along with compact and rugged hardware engineered for industrial and military use. A new gas-powered version is under development to offer longer flights and greater payloads, specifically targeting US Defense and NATO markets.

The ZenaDrone IQ Square is an advanced AI-powered drone designed for land surveys and for various types of inspections and reconnaissance missions required in defense applications. Equipped with state-of-the-art cameras and sensors, the IQ Square offers a flight time of approximately 20 minutes and can carry a payload of up to 7 kilograms. With a footprint of 41X41 inches, the VTOL (Vertical Takeoff and Landing) drone features retractable landing gear for enhanced functionality and adaptability. It is equipped with the capability to autonomously land on a charging station pad and automatically recharge its batteries.

The ZenaDrone IQ Nano is a 10×10-inch and 20x20-inch indoor drone designed to perform regular and frequent inspections such as bar code or RFID scanning, facility maintenance inspections, security monitoring and other indoor applications. The IQ Nano is designed for autonomous use featuring integrated sensors, high-quality cameras, and data collection and analysis. Weighing 1.5kg, it has a flight time of up to 20 minutes before utilizing the automatic battery charging station. Military and Defense departments use small autonomous indoor drones like the IQ Nano for applications such as inventory management, indoor building reconnaissance, search and rescue, training simulations, and explosives detection.

About ZenaTech

ZenaTech (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company specializing in AI drone, Drone as a Service (DaaS), enterprise SaaS, and Quantum Computing solutions for mission-critical business applications. Since 2017, the Company has leveraged its software development expertise and grown its drone design and manufacturing capabilities through ZenaDrone to innovate and improve customer inspection, monitoring, safety, security, compliance, and surveying processes. With enterprise software customers using branded solutions in law enforcement, health, government, and industrial sectors, and drones being implemented in these, plus agriculture, defense, and logistics sectors, ZenaTech’s portfolio of solutions helps drive exceptional operational efficiencies, accuracy, and cost savings. The Company operates through seven global offices in North America, Europe, Taiwan, and UAE, and is growing a DaaS business model and global partner network.

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures autonomous business drone solutions that can incorporate machine learning software, AI, predictive modeling, Quantum Computing, and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has grown to multifunctional drone solutions for industrial surveillance, monitoring, inspection, tracking, process automation, and defense applications. Currently, the ZenaDrone 1000 drone is used for crop management applications in agriculture and critical field cargo applications in the defense sector, the IQ Nano indoor drone is used for inventory management and security in the warehouse and logistics sectors, and the IQ Square is an indoor/outdoor drone designed for land survey and inspections use in commercial and defense sectors.

Contacts for more information:

Company, Investors, and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000 and IQ Nano; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting